Exhibit 99.1

Agria Reports Financial Results for First Half of Fiscal Year 2015

-  Operating Profit up 46% -

-  Net Profit Attributable to Shareholders up over 100% -

Beijing, China – February 27, 2015 – Agria Corporation (NYSE: GRO) (the "Company" or "Agria"), a global agricultural company, today announced its financial results for the six months ended December 31, 2014. Financial performance featured substantially higher operating and net profit, as the Company improved gross margins while holding operating expenses relatively flat.

Note: All figures refer to the first half of fiscal year 2015 unless otherwise noted. All comparisons are to the first half of fiscal 2014 unless otherwise noted.

Financial Highlights:

w	Revenue was $538.9 million, an increase of 1.9%. Revenue increased 19% in Rural Services, 4% in Crop Protection, Nutrients and Merchandise, and declined 11% in Seed and Grain.

w	Operating profit was $22.2 million, an increase of 46%. Operating profit increased 75% in Rural Services, 36% in Seed and Grain, and declined 1% in Crop Protection, Nutrients and Merchandise. Operating profit growth was driven by gross margin expansion of 117 basis points to 24.5%, combined with restrained operating expense growth of 1.7%.

w	Net profit was $12.6 million, an increase of 61%. Net profit growth reflects the higher operating profit and lower financing costs, offset by higher income taxes. Net profit attributable to shareholders increased 118% to $3.2 million, or $0.03 per share.

Mr. Alan Lai, Agria's Executive Chairman, commented, “Results for the first half of the fiscal year were quite satisfactory, demonstrating the wisdom of our focus on restoring strong profitability across all of our operations. Each of our business segments was solidly profitable, with two of the three reporting exciting profit growth. We are favoring profit over sales growth in how we manage our businesses. For instance, Seed and Grain saw an 11% sales decline, yet a 36% increase in operating profit. Greater profit and the associated cash flow will enable us to fund upcoming growth initiatives, as we continue to pursue our objective of becoming a recognized leader in the global agriculture industry.”

Business Highlights

The following table summarizes the results of business segments for the first half.

(In conformity with IFRS as issued by the IASB)

	Revenue			Operating Profit
	Six months ended Dec. 31,		Var.	Six months ended Dec. 31,		Var.
	2014	2013		2014	2013
	US$’000	US$’000		US$’000	US$’000
Crop Protection, Nutrients & Merchandise	255,398	246,428	4%	19,637	19,828	-1%
Seed & Grain	157,451	176,493	-11%	10,229	7,506	36%
Rural Services	126,091	105,788	19%	6,632	3,783	75%
Corporate	-	-		-14,267	-15,893
Total	538,940	528,709	2%	22,231	15,224	46%

Seed and Grain

Operating profit of $10.2 million was 28% of the group total before corporate overhead, and was up 36%. Revenue was $157.5 million, which constituted 29% of our group revenue, and was down 11%. The Company’s focus on more profitable sales in this segment resulted in profit growth despite a decline in sales. Seed sales were strong in New Zealand and China, contributing the majority of profit. Australian seed sales declined as early strength was dampened by drought conditions late in the selling season. South America experienced extremely wet conditions, which reduced demand as well.

Crop Protection, Nutrients, and Merchandise

Operating profit of $19.6 million was 54% of the group total before corporate overhead, and was basically unchanged from last year, down less than $0.2 million. Revenue was $255.4 million, which constituted 47% of group revenue, and was up 4%. Revenue growth was driven by better same store sales, as the unit footprint was basically unchanged. The Company completed an extensive training and technology upgrade program for its field staff, which has resulted in more consultative selling of higher margin products, especially in the agronomy category.

Rural Services

Operating profit of $6.6 million was 18% of the group total before corporate overhead, and was up 75%. Revenue was $126.1 million, which constituted 23% of group revenue, and was up 19%. Growth was driven by greater profitability in livestock and irrigation, which together delivered 90% of operating profit. Strict cost control also reduced regional administrative costs by over $1.5 million. Irrigation operating profit grew 25% on 51% sales growth and contributed over half of segment profit. Livestock operating profit grew 317%, on solid revenue growth of 38%. Cattle and sheep volume was flat, but pricing was improved. Wool operating profit grew 24% on better pricing, as revenue was down on 5% fewer sales processed.

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Mr. Lai concluded, “Our outlook for the remainder of the fiscal year is cautiously optimistic, and we now expect greater profitability than we did at our last trading update in late December. The agriculture industry will always be challenging, since we have no control over key influences like the weather, exchange rates, or market prices. Nonetheless, we are building a business with sufficient product and geographic diversification that we can thrive through all conditions. Improving upon this resiliency will be a key objective as we expand in the years ahead.”

Conference Call

Agria will discuss its financial results and outlook in a conference call on February 27, 2015 at 8:00 a.m. Eastern Time/9:00 p.m. Beijing time. The call will be hosted by Mr. John Fulton, Chief Financial Officer, and Mr. Kean Seng U, Head of Corporate and Legal Affairs. Investors interested in participating in the live call should dial +1 (719) 325-2308 and enter passcode 3391997. A simultaneous live webcast will be available on the Company's website at www.agriacorp.com. A replay of the call will be available either via telephone or webcast until March 6, 2015. The telephone replay can be accessed by dialing +1 (858) 384-5517 and entering passcode 3391997. The webcast replay can be accessed in the Investor Center on the Company’s website.

About Agria Corporation

Agria (NYSE: GRO) is a global agricultural company with three principal business segments: Seed and Grain; Crop Protection, Nutrients and Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management's commentary, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Contact:

ICR, LLC

Gary Dvorchak, CFA

Senior Vice President

China: +86 (10) 6583-7500

US: +1 (310) 954-1123

gary.dvorchak@icrinc.com

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CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(UNAUDITED)

(In conformity with IFRS as issued by the IASB)

	For 6 months ended December 31,
	2014	2013
	US$'000	US$'000

Revenue	538,940	528,709
Cost of sales	(407,104)	(405,582)
Gross profit	131,836	123,127
Other income	272	158
Other operating expenses	(109,877)	(108,061)
Operating profit	22,231	15,224
Equity accounted earnings of associates	129	1,028
Non-operating expenses	903	303
Fair value adjustments	228	1,444
Profit before interest and income tax	23,491	17,999
Net interest and finance costs	(3,968)	(8,484)
Profit before income tax	19,523	9,515
Income tax	(6,934)	(1,713)
Profit for the period	12,589	7,802

Attributable to:
Equity holders of the Company	3,211	1,472
Non-controlling interests	9,378	6,330
	12,589	7,802
Earnings per ordinary share (US$)
Basic	0.03	0.01
Diluted	0.03	0.01

No. of ordinary shares outstanding	110,766,600	110,766,600

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CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(In conformity with IFRS as issued by the IASB)

	As at December 31	As at June 30
	2014	2014
	US$'000	US$'000

ASSETS
Current assets:
Cash and cash equivalents	28,043	13,958
Accounts receivable, prepayments and other current assets	301,602	235,213
Inventories and biological assets	170,480	217,607
Total current assets	500,125	466,778

Non-current assets:
Property, plant and equipment, net	92,855	104,603
Intangible assets	6,834	7,348
Goodwill	3,293	3,278
Other non-current assets	8,313	11,375
Deferred tax asset	9,838	9,658
Total non-current assets	121,133	136,262
Total assets	621,258	603,040

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings and current portion of long-term bank borrowings	61,895	38,864
Accounts payable, accrued expenses and other liabilities	244,022	226,854
Total current liabilities	305,917	265,718

Non-current liabilities:
Long-term bank borrowing, net of current portion	86,094	79,142
Other long-term liabilities	42,211	42,367
Total non-current liabilities	128,305	121,509
Total liabilities	434,222	387,227

Equity:

Equity of the Company	66,070	75,286
Non-controlling interests	120,966	140,527
Total equity	187,036	215,813
Total liabilities and equity	621,258	603,040

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Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is completed on our year-end financial statements, which could result in significant differences from this unaudited financial information.

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